May 25, 2023

**VIA KITEWORKS**

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find an amendment to Exhibit I of the Form 1 application pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 for NYSE Chicago, Inc., ("NYSE Chicago").

NYSE Chicago is submitting the amendment to correct and replace the audited financials for fiscal year 2021, originally submitted as Exhibit I to NYSE Chicago's annual amendment on June 29, 2022, which incorrectly reported certain financial statements "in Millions" which should have been "in Thousands". The error was recently brought to our attention by staff in the Division of Examinations.

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,

Enclosure

**Martha Redding**
**Corporate Secretary & Associate General Counsel**

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656. 2938 I Fax: +1 212.656.8101
martha.redding@ice.com
**ice.com**

| Form 1 Page 1 Execution Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed (MM/DD/YY): 05/25/23 | OFFICIAL USE ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NYSE Chicago, Inc
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005

23007661

3. Provide the applicant's mailing address (if different):
   N/A
4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Corporate Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 03/15/72 (b) State/Country of formation: Delaware/USA

   (c) Statute under which applicant was organized: Delaware General Corporate Laws

**EXECUTION:** The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 05/25/23 (MM/DD/YY), NYSE Chicago, Inc. (Name of applicant)

By: [signature] (Signature) Martha Redding, Corporate Secretary (Printed Name and Title)

Subscribed and sworn before me this 25 day of May (Month), ______ (Year) by Kim Dibdin (Notary Public)

My Commission expires 1/25/25 County of New York State of New York

***This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.***

Kim Dibdin
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01DI6413338
Qualified in New York County
Commission Expires January 25, 2025

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2022

EXHIBIT I

The audited consolidated financial statements for NYSE Chicago, Inc. for the year ended December 31, 2021 follow.

FINANCIAL STATEMENTS

NYSE Chicago, Inc.
Year Ended December 31, 2021
With Independent Auditor's Report

NYSE Chicago, Inc.

Financial Statements

Year Ended December 31, 2021

# Contents


Independent Auditor's Report .......... 1
Balance Sheet .......... 3
Statement of Comprehensive Income .......... 4
Statement of Changes in Equity .......... 5
Statement of Cash Flows .......... 6
Notes to the Financial Statements .......... 7

Frazier & Deeter
CPAs & ADVISORS

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
NYSE Chicago, Inc.
Atlanta, Georgia

## Opinion

We have audited the financial statements of NYSE Chicago, Inc. (a C Corporation) (the Exchange), which comprise the balance sheet as of December 31, 2021, and the related statements of comprehensive income, statement of changes in equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of NYSE Chicago, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

## Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Exchange and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Exchange's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

## Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Exchange's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Exchange's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

June 24, 2022

NYSE Chicago, Inc.

Balance Sheet

(In Thousands)

December 31, 2021

| | |
|---|---|
| **Assets** | |
| Current assets: | |
| Cash and cash equivalents | $ 981 |
| Accounts receivable, net | 3,833 |
| Other current assets | 10 |
| Total current assets | 4,824 |
| Non-current assets: | |
| Property and equipment, net | 3,088 |
| Notes receivable | 3,661 |
| Deferred income taxes | 6,289 |
| Total non-current assets | 13,038 |
| Total assets | $ 17,862 |
| | |
| **Liabilities and equity** | |
| Current liabilities: | |
| Section 31 fees payable | $ 1,317 |
| Current operating lease liability | 690 |
| Accounts payable and accrued liabilities | 363 |
| Total current liabilities | 2,370 |
| Non-current liabilities: | |
| Due to affiliates | 1,853 |
| Nonqualified pension plan | 2,064 |
| Note payable | 1,867 |
| Non-current operating lease liability | 2,083 |
| Other non-current liabilities | 941 |
| Total non-current liabilities | 8,808 |
| Total liabilities | 11,178 |
| | |
| Equity | 6,684 |
| Total liabilities and equity | $ 17,862 |

*See accompanying notes to financial statements.*

NYSE Chicago, Inc.

Statement of Comprehensive Income

(In Thousands)

Year Ended December 31, 2021

| | |
|---|---|
| Revenues: | |
| Transaction fees | $ 21,399 |
| Market data fees | 5,155 |
| Participant services and fees | 644 |
| Trading permit fees | 625 |
| Other | 50 |
| Total revenues | 27,873 |
| Transaction-based expenses: | |
| Section 31 fees | 5,499 |
| Cash liquidity payments, routing and clearing | 724 |
| Total revenues less transaction-based expenses | 21,650 |
| Operating expenses: | |
| Compensation and benefits | 114 |
| Technology and communications | 3 |
| Professional services | 358 |
| Rent and occupancy | 411 |
| Selling, general and administrative, net of reversal of estimated liabilities of $187 | (171) |
| Impairment of right-of-use asset | 484 |
| Depreciation and amortization | 1,401 |
| Affiliate | 4,618 |
| Total operating expenses | 7,218 |
| Operating income | 14,432 |
| Other expense: | |
| Interest and other expense | 214 |
| Income before income tax expense | 14,218 |
| Income tax expense | 3,992 |
| Net income | $ 10,226 |
| Other comprehensive income: | |
| Employee benefit plan adjustments, net of tax | 95 |
| Total comprehensive income | $ 10,321 |

*See accompanying notes to financial statements.*

NYSE Chicago, Inc.

Statement of Changes in Equity

(In Thousands)

Year ended December 31, 2021

| | | |
|---|---|---|
| Balance at January 1, 2021 | $ | (3,637) |
| Net income | | 10,226 |
| Employee benefit plan adjustments to accumulated other comprehensive income | | 95 |
| Balance at December 31, 2021 | $ | 6,684 |

*See accompanying notes to financial statements.*

NYSE Chicago, Inc.

Statement of Cash Flows

(In Thousands)

Year Ended December 31, 2021

| | |
|---|---|
| **Operating activities:** | |
| Net income | $ 10,226 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 1,401 |
| Impairment of right-of-use asset | 484 |
| Non-cash note principal reduction | (533) |
| Deferred income taxes | 1,460 |
| Change in assets and liabilities: | |
| Accounts receivable, net | (1,060) |
| Other current and non-current assets | 101 |
| Accounts payable and accrued liabilities | 65 |
| Section 31 fees payable | (4,459) |
| Current and non-current operating lease liabilities | (620) |
| Other current and non-current liabilities | (668) |
| Due to affiliates, net | (4,094) |
| Total adjustments | (7,923) |
| Net cash provided by operating activities | 2,303 |
| **Investing activities:** | |
| Capital expenditures | (121) |
| Issuance of notes receivable | (1,911) |
| Net cash used in investing activities | (2,032) |
| Net increase in cash and cash equivalents | 271 |
| Cash and cash equivalents, beginning of year | 710 |
| Cash and cash equivalents, end of year | $ 981 |
| **Supplemental cash flow disclosure:** | |
| Cash paid for interest | $ 112 |
| Cash paid for income taxes | $ 11 |

**Supplemental non-cash investing and financing activities:**

During the year ended December 31, 2021, the Exchange capitalized and amortized $332,000 of decommissioning costs for the leased office space.

*See accompanying notes to financial statements.*

## 1. Description of Business

NYSE Chicago, Inc. ("NYSE Chicago", "We", "Us", "Our", or the "Exchange"), formerly known as Chicago Stock Exchange, Inc., is a wholly owned subsidiary of NYSE Chicago Holdings, Inc. ("Holdings" or "Parent"), a for-profit, Delaware corporation. The Parent is a wholly owned subsidiary of NYSE Group, Inc., a holding company that through its subsidiaries, operates securities exchanges including the Exchange. NYSE Group, Inc. is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). On July 18, 2018, ICE completed its acquisition of the Parent. ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, it is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). In addition to the Exchange, NYSE Group, Inc. has four other subsidiary SRO's: New York Stock Exchange LLC, NYSE American LLC, NYSE National, Inc., and NYSE Arca, Inc.

## 2. Significant Accounting Policies

### Basis of Presentation

The accompanying financial statements have been prepared by the Exchange in accordance with United States generally accepted accounting principles ("U.S. GAAP"). On July 18, 2018, ICE completed its acquisition of the Parent. The Parent has elected to not apply push-down accounting to the Exchange.

### Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Exchange's management to make certain estimates and assumptions that affect the amounts reported in the accompanying financial statements and disclosures. Actual amounts could differ from those estimates.

### Affiliate Revenues and Expenses

Affiliate revenues are recognized when the related services are provided to the Exchange's affiliates. Affiliate expenses are recognized at the time the services are provided to the Exchange by its affiliates (Note 6).

### Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with original maturities at the purchase date of three months or less to be cash equivalents. As of December 31, 2021, the Exchange did not hold any investments of this type and all cash amounts were held in a non-interest bearing account.

**Allowance for Doubtful Accounts**

On January 1, 2020, the Exchange adopted ASU 2016-13 Financial Instruments - Measurement of Credit Losses on Financial Instruments. Under ASU 2016-13, we estimate our allowance for doubtful accounts using an aging method. The allowance for doubtful accounts is maintained at a level that we believe to be sufficient to absorb probable losses over the expected life in our accounts receivable portfolio. The allowance is based on several factors, including continuous assessments of risk characteristics, specific customer events that may impact its ability to meet its financial obligations, and other reasonable and supportable economic forecasts and characteristics. Accounts receivable are written-off against the allowance for doubtful accounts when collection efforts cease. The Exchange's allowance for doubtful accounts was de minimis as of the balance sheet date. As of December 31, 2020, the Exchange's accounts receivable balance, net of allowance for doubtful accounts, was $2,773,000.

**Depreciation and Amortization**

Depreciation and amortization is provided on the straight-line method over estimated useful lives of generally three years for computer equipment and four to ten years for other equipment and office furnishings. Leasehold improvements are amortized over the shorter of the initial lease term or the estimated useful life of the improvement.

**Impairment of Long-Lived Assets**

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. When these indicators exist, we project undiscounted net future cash flows over the remaining life of such assets. If the sum of the projected cash flows is less than the carrying amount, an impairment would exist, measured based upon the difference between the carrying amount and the fair value of the assets. The Exchange recorded an impairment of right-of-use assets during the year ended December 31, 2021. (See Note 3)

**Income Taxes**

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. Income taxes reflected in the accompanying financial statements are generally calculated as if the Exchange filed separate income tax returns, except where allocation is permitted under treasury regulations, and are accounted for under the liability method. The Exchange recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Exchange recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect. Tax attributes or tax benefits that exist based on the Exchange's separate return method that can be used by its affiliates are treated as intercompany transactions between the Exchange and the affiliates.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange’s financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange’s financial position or operating results.

**Revenue Recognition**

The Exchange recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expect to be entitled in exchange for those goods or services.

Transaction fees are imposed on certain trades and clearing activity executed by NYSE Chicago, Inc. institutional brokers. Transaction fees contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Institutional brokers may earn a monthly transaction fee credit based upon a formula that incorporates the total number of shares executed on the Exchange by the broker for which the Exchange received a transaction fee. Institutional brokers may earn a monthly clearing fee credit based on a formula that incorporates the total number of shares cleared through the Exchange by the broker for which the Exchange received a clearing fee. Liquidity fees and rebates are imposed on trades executed in the Exchange matching system. Fees are charged if liquidity is taken from the matching system and rebates, in certain circumstances, are credited if liquidity is provided to the matching system. Transaction fees are recorded gross of liquidity, routing and clearing payments. Liquidity and clearing payments are included in transaction-based expenses in the statement of comprehensive income.

Participant services and fees consist principally of connectivity fees, SRO fees, and other fees. Such fees are recognized over the period the fees are earned. Market data fees are earned on the sale of market transaction information and are derived from market share data. Market data fees are accrued in the month the Exchange’s performance obligations of data delivery is met and included in market data fees in the statement of comprehensive income. Trading permit fees are recognized on an accrual basis when earned.

Transaction fees can be variable based on trade volume discounts used in the determination of rebates, however virtually all volume discounts are calculated and recorded on a monthly basis. The Exchange also makes liquidity payments to certain customers and recognizes these payments as a cost of revenue. These are also considered a cost of revenue, and are included in transaction-based expenses.

**Activity Assessment Fees and Section 31 Fees**

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. equities and options exchanges. These Section 31 fees (which are included in transaction-based expenses in the statement of comprehensive income) are assessed to recover the government's costs of supervising and regulating the securities markets and professionals and are subject to change. The Exchange, in turn, collect corresponding activity assessment fees, which are included in transaction fees in the statement of comprehensive income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when earned. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed to equal the Section 31 fees. As a result, activity assessment fees and the corresponding Section 31 fees do not have an impact on the Exchange's net income.

**Leases**

Operating lease right-of-use assets and liabilities are recorded at the lease commencement date based on the present value of the lease payments to be made over the lease term using an estimated incremental borrowing rate. The Exchange expenses rent monthly on a straight-line basis, as a reduction to the right-of-use asset. Rent expense is included in rent and occupancy in the accompanying statement of comprehensive income.

**Recently Adopted and New Accounting Pronouncements**

In December 2019, the Financial Accounting Standards Board, or FASB, issued ASU No. 2019-12. Simplifying the Accounting for Income Taxes, or ASU 2019-12, effective for fiscal years beginning after December 15, 2020. ASU 2019-12 has no material impact to the Exchanges's financial statements.

**3. Property & Equipment**

Components of property and equipment were as follows as of December 31, 2021 (in thousands):

| | |
|---|---|
| Leasehold improvements | 565 |
| Computers and equipment | 4,089 |
| Software, including software development costs | 1,383 |
| Furniture and fixtures | 67 |
| | 6,104 |
| Less: accumulated depreciation and amortization | (3,016) |
| Total property and equipment, net | $ 3,088 |

The Exchange recorded an impairment expense in the amount of $484,000 of its right-of-use asset since it is no longer likely the space will be subleased.

## 4. Notes Receivable

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail, or CAT, to improve regulators' ability to monitor trading activity. In 2018, the first phase of implementation went live and required SRO participants to begin reporting to the CAT. Funding of the implementation and operation of the CAT is ultimately expected to be provided by both the SROs and broker-dealers. To date, however, funding has been provided solely by the SROs, partly in exchange for promissory notes, which increases the risk that SROs, including us, will not be reimbursed for costs expended to date. Due to delays and failures in implementation and functionality by the original plan processor, as well as recently published proposals by the SEC for an amended timeline and implementation structure, we recorded promissory note impairment charges of $223,000 in 2020. We believe the risk that SROs are not reimbursed has increased, resulting in this impairment. Until the SEC approves a funding model that shares the cost of the CAT between the SROs and broker-dealers, the Exchange may continue to incur additional costs, which may become significant and may not be reimbursed. As of December 31, 2021, the Exchange has a remaining accrual of approximately $3,661,000 as a receivable in connection with our portion of expenses related to the CAT implementation.

## 5. Income Taxes

The components of the income tax provision for the year ended December 31, 2021 were as follows (in thousands):

| | |
|---|---|
| **Current:** | |
| Federal | $ 1,567 |
| State and local | 965 |
| Total current | 2,532 |
| **Deferred:** | |
| Federal | 1,355 |
| State and local | 105 |
| Total deferred | 1,460 |
| **Total tax expense** | $ 3,992 |

A reconciliation of the U.S. federal statutory rate of 21 percent to the Exchange's actual income tax rate for the year ended December 31, 2021 was as follows:

| | |
|---|---|
| Federal statutory rate | 21 % |
| State and local taxes (net of federal benefit) | 6 |
| Prior year adjustments | 1 |
| Effective tax rate | 28 % |

The effective tax rate is greater than the federal statutory rate primarily due to state and local income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2021 (in thousands):

| | |
|---|---|
| **Deferred tax assets:** | |
| Loss Carryforwards | $ 3,872 |
| Lease liability | 1,266 |
| Pension | 614 |
| Other | 537 |
| Total deferred tax assets | $ 6,289 |

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. Tax attributes or tax benefits that exist based on the Exchange's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates. We believe the deferred tax assets will be fully realized prior to expiration.

As of December 31, 2021, the Exchange has gross federal net operating loss carryforwards of $18,350,000, and gross state and local net operating loss carryforwards of $251,000. These carryforwards are available to offset future taxable income until they begin to expire in 2023. Tax years prior to 2017 are no longer subject to examination.

## 6. Related Parties

The Exchange has an agreement with New York Stock Exchange LLC, a wholly-owned subsidiary of NYSE Group, Inc., and ICE for them to provide management, regulatory and/or technical support services to the Exchange. The expenses incurred by New York Stock Exchange LLC primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. During the year ended December 31, 2021, expenses of $3,840,000 have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying statement of comprehensive income. ICE also pays federal and certain state and local unitary income taxes on behalf of the Exchange. ICE and New York Stock Exchange LLC also make payments to vendors and employees on behalf of the Exchange. Prior to ICE acquiring Parent, Holdings historically paid on behalf of or advanced funds to the Exchange to pay various operating expenses.

The Exchange is required per the SEC, under Regulation National Market System, to provide quotation and last sale information to Securities Industry Automation Corporation ("SIAC"), a wholly owned subsidiary of NYSE Group, Inc. SIAC also provides data center services to the Exchange. The Exchange expensed $526,000 during the year ended December 31, 2021 related to the agreement with SIAC. The Exchange receives consortium-based market data products from subsidiaries of NYSE Group, Inc. The Exchange has a connectivity agreement in place with NYSE Technologies Connectivity, Inc., a wholly owned subsidiary of NYSE Group, Inc. The Exchange expensed $163,000 during the year ended December 31, 2021 related to the connectivity agreement. Archipelago Securities LLC acts as a routing agent of the Exchange by routing orders to other execution venues that contain the best bid or offer in the market. The Exchange expensed $89,000 during the year ended December 31, 2021 related to the routing agreement. The Exchange also invoiced Archipelago Securities LLC $50,000 for transactions executed on the Exchange platform.

As of December 31, 2021, the Exchange had a $1,853,000 net payable related to these agreements. There is no interest charged on the balances. There is no specific due date for theses payables and settlement of such payables has not been demanded by affiliates. The affiliates have no intention of demanding settlement of such payables within the next year.

## 7. Employee Benefit Plans

The Exchange has a nonqualified defined benefit pension plan that covers all eligible employees as defined. The nonqualified pension plan, with an aggregate projected benefit obligation of $2,251,000 as of December 31, 2021, is unfunded. In September 2004, the Exchange froze the future benefit accruals for the nonqualified defined benefit pension plan. The elimination of future benefit accruals triggered a curtailment event under ASC 715, "Compensation—Retirement of Benefits."

A reconciliation of beginning and ending balances of the projected benefit obligations, certain actuarial assumptions, fair value of plan assets, and the funded status of the plan and the components of pension cost for the nonqualified defined benefit plan is indicated below (in thousands):

| | | |
|---|---|---|
| Change in benefit obligation: | | |
| Benefit obligation at January 1, 2021 | $ | 2,485 |
| Interest cost | | 48 |
| Actuarial gain | | (84) |
| Benefits paid | | (198) |
| Benefit obligation at December 31, 2021 | $ | 2,251 |
| | | |
| Change in plan assets: | | |
| Fair value of plan assets at January 1, 2021 | $ | — |
| Employer contributions | | 198 |
| Benefits paid | | (198) |
| Fair value of plan assets at December 31, 2021 | | — |
| | | |
| Accumulated benefit obligation | $ | 2,251 |
| **Amounts recognized in the balance sheet:** | | |
| Accounts payable and accrued liabilities | $ | 187 |
| Non-current liabilities | $ | 2,064 |

The components of the pension plan expense in the statement of comprehensive income are set forth below for the year ended December 31, 2021 (in thousands):

| | Year Ended December 31, 2021 |
|---|---|
| Interest cost | $ 48 |
| Amortization of loss | 50 |
| Net periodic benefit cost | $ 98 |

The Exchange used a weighted-average discount rate of 2.25% to determine benefit obligations.

The accumulated other comprehensive loss as of December 31, 2021 consisted of $745,000, net of deferred tax asset of $9,000, that has not yet been recognized in net periodic benefit cost.

Estimated future benefit payments, which reflect expected future service at December 31, 2021, are as follows (in thousands):

| | |
|---|---|
| 2022 | $ 189 |
| 2023 | 183 |
| 2024 | 175 |
| 2025 | 168 |
| 2026 | 160 |
| Next 5 years | 702 |

A 2.25% weighted–average discount rate assumption was used to determine net periodic benefit costs for the year ended December 31, 2021.

## 8. Leases

The Exchange recognizes rent expense monthly on a straight-line basis for each respective operating lease, as a reduction to the right-of-use asset. The Exchange recognized $411,000 of rent expense for office space as rent and occupancy expense in 2021, within the Exchange's statement of comprehensive income. The Exchange does not have any significant variable lease costs related to building and maintenance costs, real estate taxes, or other charges. As of December 31, 2021, the remaining lease term was 3.5 years and the discount rate was 3.6%.

Due to the Exchange's exit of its previous office space, it recognized $332,000 of office decommissioning costs as depreciation and amortization expense in 2021. This represents the remaining costs associated with vacating the previous office space and the Exchange does not expect to incur any additional costs. The Exchange paid the remaining liability of $390,000 to the landlord in 2021.

Details of our lease asset and liability balances are as follows (in thousands):

| | As of December 31, 2021 |
|---|---|
| Right-of-use lease asset | $ — |
| Current operating lease liability | 690 |
| Non-current operating lease liability | 2,083 |
| Total operating lease liability | $ 2,773 |

As of December 31, 2021, we estimate that our operating lease liability will be recognized in the following years (in thousands):

| | |
|---|---|
| 2022 | $ 777 |
| 2023 | 855 |
| 2024 | 877 |
| 2025 | 444 |
| 2026 | — |
| Thereafter | — |
| Lease liability amounts repayable | 2,953 |
| Interest costs | 180 |
| Total operating lease liability | $ 2,773 |

## 9. Note Payable

In March 2009 and 2014, the Exchange further amended its December 2000 amended and restated lease related to office space. The Exchange was able to lower monthly rent payments and surrender office space. In consideration of the lessor agreeing to terminate the lease with respect to the surrendered space, the Exchange executed an interest-bearing promissory note in the amount of $6,000,000.

Interest expense of 4%, is recognized over the life of the note. For the year ended December 31, 2021, the Exchange recorded interest expense of $116,000.

The promissory note provides for a reduction of the principal balance in the amount of $600,000 beginning on July 1, 2016 and every year thereafter through 2024 and, on June 30, 2025, provided that no default has occurred under the lease or the note. If each annual reduction is made, the outstanding principal balance of the note shall be $0 at the end of the lease.

The $6,000,000 note principal reduction is amortized ratably over the amended lease term and is a reduction to rent expense. The Exchange, for the year ended December 31, 2021, recorded note principal reduction and rent credits in the amounts of $533,000. The outstanding note principal at December 31, 2021 was $1,867,000, which is recorded net of amortization in the balance sheet.

## 10. Concentration and Credit Risk

The Exchange has credit risk related to transaction fees that are billed to subscribers on a monthly basis, in arrears. The Exchange's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. As of December 31, 2021, four customers comprise 42% of accounts receivable and three customers comprise 35% of net transactional revenue.

## 11. Contingencies

From time to time, the Exchange is involved in litigation that is incidental to its business. While the ultimate outcome of any litigation is uncertain, in the opinion of management, based upon consultations with counsel and information available, management is not aware of any ongoing litigation that would have a material adverse effect on the financial position or results of operations of the Exchange.

## 12. Subsequent Events

The Exchange has evaluated subsequent events and transactions through June 24, 2022, the date the financial statements were issued, and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in these financial statements.